Exhibit 99.1

ASX RELEASE | May 8, 2018 | NASDAQ: PLLL | ASX: PLL

PIEDMONT LITHIUM COMMENCES TRADING ON NASDAQ

Piedmont Lithium Limited (NASDAQ: PLLL, ASX: PLL) (“Piedmont” or “Company”), a lithium company focused on the development of its Piedmont Lithium Project in North Carolina, is pleased to announce that its American Depositary Receipts (“ADR’s”) have been approved for listing on the Nasdaq Capital Market (“Nasdaq”).

Trading commenced in the U.S. on May 7, 2018 under the ticker symbol “PLLL”. Each ADR represents 100 ordinary shares in the Company. The Company’s ordinary shares will continue to trade on the Australian Stock Exchange under the symbol “PLL”.

The SEC registration and Nasdaq listing process does not include any capital raising.  Piedmont had a cash balance of approximately A$12.7 million as of March 31, 2018 and is fully-financed for its 2018 activities.

Keith D. Phillips, President and Chief Executive Officer, commented:

“Nasdaq is one of the world’s premier venues for growth companies, and we expect this listing will provide increased liquidity for current investors and will increase Piedmont’s exposure to institutional and retail investors in the United States.

“The Nasdaq listing comes at an important time in our Company’s evolution, with a maiden Mineral Resource expected next month and a Scoping Study planned for Q3 2018.

“We will now be launching aggressive investor outreach across the United States, anchored by presentations  next  week  at  the  New  York,  Chicago  and  San  Francisco  Benchmark  Minerals Intelligence events co-sponsored by Bloomberg and Deutsche Bank.”

As previously announced, Mr. Jorge M. Beristain has joined the Board of Directors as an Independent Non-Executive Director, effective with the Nasdaq listing, and Mr. Robert Behets has stepped down from his Non-Executive Director position.

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities.

For further information, contact:

Keith D. Phillips	Anastasios (Taso) Arima
President & CEO	Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

About Piedmont Lithium

Piedmont Lithium Limited (NASDAQ: PLLL, ASX: PLL) holds a 100% interest in the Piedmont Lithium Project (“Project”) located within the world-class Carolina Tin-Spodumene Belt (“TSB”) and along trend to the Hallman Beam and Kings Mountain mines, historically providing most of the western world’s lithium between the 1950s and the 1990s.  The TSB has been described as one of the largest lithium provinces in the world and is located approximately 25 miles west of Charlotte, North Carolina. It is a premier location to be developing and integrated lithium business based on its favourable geology, proven metallurgy and easy access to infrastructure, power, R&D centres for lithium and battery storage, major high-tech population centres and downstream lithium processing facilities.

The Project was originally explored by Lithium Corporation of America which eventually was acquired by FMC Corporation (“FMC”). FMC and Albemarle Corporation (“Albemarle”) both historically mined the lithium bearing spodumene pegmatites within the TSB and developed and continue to operate the two world-class lithium processing facilities in the region which were the first modern spodumene processing facilities in the western world. The Company is in a unique position to leverage its position as a first mover in restarting exploration in this historic lithium producing region with the aim of developing a strategic, U.S. domestic source of lithium to supply the increasing electric vehicle and battery storage markets.

Piedmont, through its 100% owned U.S. subsidiary, Piedmont Lithium Inc., has entered into exclusive option agreements and land acquisition agreements with local landowners, which upon exercise, allow the Company to purchase (or in some cases long-term lease) approximately 1,200 acres of surface property and the associated mineral rights.

Piedmont Lithium Location and Bessemer City Lithium Processing Plant (FMC, Top Right) and Kings Mountain
Lithium Processing Facility (Albemarle, Bottom Right)

Forward Looking Statements

This announcement may include forward-looking statements. These forward-looking statements are based on Piedmont’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Piedmont, which could cause actual results to differ materially from such statements. Piedmont makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of that announcement.

Competent Persons Statement

The information in this announcement that relates to Exploration Results is based on, and fairly represents, information compiled or reviewed by Mr. Lamont Leatherman, a Competent Person who is a Registered Member of the ‘Society for Mining, Metallurgy and Exploration’, a ‘Recognized Professional Organization’ (RPO). Mr. Leatherman is a consultant to the Company. Mr. Leatherman has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Leatherman consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.